Exhibit 2.1

EXECUTION DRAFT

AGREEMENT AND PLAN OF MERGER

among

F & H ACQUISITION CORP.,

LAST CALL ACQUISITION CORP.

and

CHAMPPS ENTERTAINMENT, INC.

Dated as of July 3, 2007

i

INDEX OF DEFINED TERMS

A
Action	Section 1.1
Affected Employee	Section 6.12(a)
Affiliate	Section 1.1
Agreement	Preamble
Antitrust Law	Section 1.1
April ESPP Offering Period	Section 4.5(a)
Auction Process	Section 1.1
B
Backstop Letter	Section 5.5
Benefit Plans	Section 1.1
Board of Directors	Recitals
Business	Section 1.1
Business Day	Section 1.1
Business IP	Section 4.16(a)
Buyer Transaction Expenses	Section 8.3(b)
C
Certificate	Section 3.1(a)
Certificate of Merger	Section 2.2
Change	Section 1.1
Change of Recommendation	Section 6.6(c)
Changes	Section 1.1
Cleanup	Section 4.17(a)(i)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 1.1
Common Stock Cash Payment	Section 3.1(a)
Company	Preamble
Company Board Recommendation	Section 6.6(c)
Company Common Stock	Section 1.1
Company Disclosure Schedule	ARTICLE IV
Company ERISA Affiliate	Section 1.1
Company Preferred Stock	Section 4.5(a)
Competing Proposal	Section 6.6(f)
Confidentiality Agreement	Section 1.1
control	Section 1.1
controlled by	Section 1.1
Convertible Notes	Section 1.1
Credit Agreement	Section 1.1
Current Policy	Section 6.8(c)
D
DAKA	Section 4.10(a)(vii)
Damages	Section 6.8(b)
Debt Commitment Letter	Section 5.5
Debt Financing	Section 5.5
Designated Matter	Section 6.7(e)
Designated Restaurant	Section 6.7(e)
DGCL	Recitals
Dissenting Shares	Section 3.3(a)
E
Effective Time	Section 2.2
Environmental Claim	Section 4.17(a)(ii)
Environmental Laws	Section 4.17(a)(iii)
Equity Interest	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 1.1
ESPP	Section 6.13
Exchange Act	Section 1.1
Exchange Fund	Section 3.2(a)
F
Franchise Agreement	Section 4.10(a)(ix)
FTC Rule	Section 4.12(b)(i)
G
GAAP	Section 1.1
Governmental Authority	Section 1.1
Governmental Order	Section 1.1
H
Hazardous Materials	Section 4.17(a)(iv)
HSR Act	Section 1.1
I
Insurance Policies	Section 4.22
Intellectual Property	Section 1.1
J
July ESPP Offering Period	Section 4.5(a)
K
Knowledge	Section 1.1
L
Law	Section 1.1
Leased Properties	Section 4.11(a)
Lender Consent	Section 5.3
License or Permit	Section 1.1
Liens	Section 1.1
Liquor Authorities	Section 6.7(e)
M
Material Adverse Effect	Section 1.1
Material Consents	Section 6.7(a)
Material Contract	Section 4.10(a)
Merger	Recitals
Merger Sub	Preamble

N
NASD	Section 4.4
O
Option	Section 1.1
Outside Date	Section 8.1(c)
Owned Properties	Section 4.11(a)
P
Parent	Preamble
Paying Agent	Section 3.2(a)
Performance Based Restricted Stock	Section 3.5(a)
Permitted Liens	Section 1.1
Person	Section 1.1
Proxy Statement	Section 6.3(a)
R
Release	Section 4.17(a)(v)
Representatives	Section 1.1
Required Cash Amount	Section 5.5
Requisite Stockholder Vote	Section 1.1
Restricted Stock	Section 1.1
S
Schedule 13E-3	Section 4.19
SEC	Section 4.7(a)
SEC Reports	Section 4.7(a)
Securities Act	Section 1.1
Sponsors	Section 5.5
Stockholder Meeting	Section 6.4
Store Lease	Section 4.11(b)
Subsidiaries	Section 1.1
Superior Proposal	Section 6.6(g)
Surviving Corporation	Section 2.1
T
Tail Policy	Section 6.8(c)
Takeover Laws	Section 4.2(b)
Tax	Section 1.1
Tax Returns	Section 1.1
Taxes	Section 1.1
Total Common Stock Cash Payment Amount	Section 3.1(a)
Total Option Cash Payment Amount	Section 3.5(a)
U
UFOC	Section 4.12(b)(iii)
under common control with	Section 1.1
V
Voting Agreement	Recitals
Voting Group	Recitals
W
Warrants	Section 1.1

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July3, 2007 (this “Agreement”), is made and entered into by and among F&H Acquisition Corp., a Delaware corporation (“Parent”), Last Call Acquisition Corp., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”), and Champps Entertainment, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”); and

WHEREAS, the Board of Directors of the Company (the “Board of Directors”), has determined that this Agreement and the transactions contemplated hereby are advisable, and has unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, and recommended that the stockholders of the Company adopt this Agreement and approve the Merger, all upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Boards of Directors of Parent and Merger Sub have each determined that this Agreement and the transactions contemplated hereby are advisable, and have approved this Agreement and the transactions contemplated hereby, including the Merger, and Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and approved the Merger, all upon the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to Parent’s willingness to enter into this Agreement, Atticus Capital L.L.C. and certain of its affiliated entities (collectively, the “Voting Group”) are entering into a Voting Agreement (the “Voting Agreement”) with Parent providing, among other things, that, subject to the terms and conditions thereof, each of the members of the Voting Group will vote its shares of Company Common Stock (as hereinafter defined) in favor of the Merger and the approval and adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Action” means any claim, action, suit, arbitration, mediation, inquiry, proceeding or investigation by or before any Governmental Authority, arbitrator or mediator.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Auction Process” means the process undertaken in the first half of 2007 pursuant to which the Board of Directors solicited proposals for the acquisition of the Company.

“Benefit Plans” shall mean and include: each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, severance, change-in-control, or termination pay, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement and each other material employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Company or any of its Subsidiaries, or by any trade or business, whether or not incorporated (a “Company ERISA Affiliate”), that together with Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA, for the benefit of any current or former employee or director of Company, or any of its Subsidiaries or any Company ERISA Affiliate, whether formal or informal and whether legally binding or not, which in each case is currently in effect or for which the Company or any Company ERISA Affiliate has liability (contingent or otherwise).

“Business” means the business of owning, operating and franchising entertainment based casual dining restaurants in the United States as currently conducted by the Company and its Subsidiaries.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Confidentiality Agreement” means the agreement dated January 22, 2007, by and between the Company and Parent.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Convertible Notes” mean any of the Champps Entertainment, Inc. 5.50% Convertible Subordinated Notes Due 2007 issued to certain purchasers pursuant to the Securities Purchase Agreement dated as of December 16, 2002 by and among the Company and such purchasers.

“Credit Agreement” means the Credit Agreement entered into as of March 16, 2004 among the Company, each lender from time to time party thereto and LaSalle Bank, National Association, as Administrative Agent, as amended from time to time.

“Equity Interest” means (a) with respect to a corporation, any and all classes or series of shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (c) with respect to any other Person, any other security representing any ownership interest or participation in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means the Company or any Subsidiary or any other Person or entity that, together with the Company or any Subsidiary, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time consistently applied.

“Governmental Authority” means any federal, state, provincial, local or foreign government, any governmental, regulatory or administrative authority, agency or commission, or any court, tribunal or other judicial body (including any political or other subdivision, department or branch of any of the foregoing).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means (i) all patents, patent applications and patent disclosures, (ii) all trademarks, service marks, brand names, corporate names, domain names, and trade dress, (iii) all copyrights and copyrightable computer software, and (iv) all trade secrets and confidential or proprietary information.

“Knowledge” means, with respect to the Company, the actual knowledge after due inquiry of the Persons set forth in Section 1.1 of the Company Disclosure Schedule.

“Law” means any statute, law, ordinance, regulation, rule, code, principle of common law or equity or other requirement of law of a Governmental Authority or any Governmental Order.

“License” or “Permit”” means any permit, order, decree, consent, approval, exemption, certificate, license, registration (including franchise registrations), qualification, finding of suitability or other authorization (or any waiver of the foregoing) issued by a Governmental Authority.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Material Adverse Effect” means any change, effect, event, circumstance or development (each, a “Change” and, collectively, “Changes”) that, individually or in the aggregate, together with all other Changes, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no Change resulting from any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no Change resulting from any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (A) general economic, political, financial or securities market conditions (or Changes therein), or any conditions arising out of acts of terrorism or war (whether or not declared) or weather conditions(provided that such Changes do no disproportionately affect the Company and its Subsidiaries relative to other participants in its industry), (B) general conditions in the industries in which the Company and its Subsidiaries conduct business (or Changes therein), including any conditions arising out of acts of terrorism, or war (whether or not declared) or weather conditions (provided that such Changes do no disproportionately affect the Company and its Subsidiaries relative to other participants in its industry), (C) the announcement of the execution of this Agreement or the pendency or consummation of the Merger, including (i) the loss or departure of officers or other employees of the Company or any of its Subsidiaries, or (ii) the termination of or reduction (or potential reduction) in the Company’s relationships with any of its suppliers, distributors or other vendors, including Changes in the economic or credit terms of any such relationship, (D) compliance with the terms of, or the taking of any action expressly required by this Agreement, or the failure to take any action expressly prohibited by this Agreement, (E) any actions taken, or failure to take action, or such other Changes, in each case, which Parent has expressly requested or which are required under the terms of the Agreement, (F) any Changes in Law (provided that such changes do no disproportionately affect the Company and its Subsidiaries relative to other participants in its industry) or in GAAP (or the interpretation thereof), (G) changes in the price of the Company Common Stock or the trading volume of the Company Common Stock, in and of itself or (H) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, provided that, for the avoidance of doubt, the underlying causes of any such missed estimates, expectations, budgets, plans or forecasts may, in each case, individually or when aggregated with other effects (other than any of such effects described in (A)-(F)) qualify as “Material Adverse Effect.”

“Option” means each option granted by the Company to purchase shares of Company Common Stock pursuant to any Benefit Plan.

“Permitted Liens” means: (i) Liens for Taxes either not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens incurred in the ordinary course of business and securing obligations that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (iv) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that do not, individually or in the aggregate, materially impair the continued use and operation of the Company’s assets as presently conducted; (v) any Liens existing in connection with the Credit Agreement (which Liens will be released at Closing in connection with the repayment of all amounts outstanding thereunder); (vi) statutory, common law or contractual liens of landlords; and (vii) Liens imposed by applicable Law (other than Tax Laws).

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, Governmental Authority, joint venture, limited liability company or other entity.

“Representatives” means, collectively, any Person’s officers, general or limited partners (if applicable), members, directors, managers, authorized employees, Affiliates, agents, attorneys, capital or financing sources or other advisors or representatives.

“Requisite Stockholder Vote” means the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding shares of Company Common Stock.

“Restricted Stock” means each share of restricted Company Common Stock or restricted stock unit awarded pursuant to a Benefit Plan.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiaries” of a Person means any and all corporations, partnerships, limited liability companies and other entities, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, owns (i) a right to a majority of the profits of such entity or (ii) securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity or (iii) a general partnership interest, managing member or similar interest entitling such Person to govern the affairs of such entity or (iv) at least 50% of the outstanding equity interests issued by such entity.

“Tax” or “Taxes” means all federal, state, provincial, local, territorial and foreign income, profits, franchise, license, capital, capital gains, transfer, ad valorem, wage, severance, occupation, import, custom, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, goods and services, estimated, stamp, unclaimed or abandoned property, alternative or add-on minimum, environmental, withholding and any other taxes, duties, assessments or governmental tax charges of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” or “Tax Returns” means all returns, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Tax Authority in connection with the determination, assessment or collection of Taxes.

“Warrants” mean any of the Champps Entertainment, Inc. Warrants to Purchase Common Stock issued on December 16, 2002 to the purchasers of the Convertible Notes pursuant to the Securities Purchase Agreement dated as of December 16, 2002 by and among the Company and such purchasers.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. New York time, as soon as practicable, but in no event later than the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in ARTICLE VII (excluding conditions that, by their terms, cannot be satisfied until the Closing Date but the Closing shall be subject to the satisfaction or waiver of those conditions), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, or at such other place or on such other date or at such other time as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. Immediately following the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the

Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall mutually agree and as shall be specified in the Certificate of Merger (the date and time of such filing at which the Merger becomes effective being the “Effective Time”).

Section 2.3 Effects of the Merger. The Merger will have the effects provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.4 Certificate of Incorporation and Bylaws of Surviving Corporation.

(a) Certificate of Incorporation. Subject to the terms of Section 6.8(a), at the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior to the Merger (except that such certificate of incorporation shall be amended so that the name of the Surviving Corporation shall be “Champps Entertainment, Inc.”) and, as so amended and restated, shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. Subject to the terms of Section 6.8(a), at the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 2.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the terms of the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the terms of the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.6 Subsequent Actions. If, at any time after the Effective Time, any actions or instruments are necessary or desirable to vest, perfect or confirm in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as result of, or in connection with, the Merger or otherwise to carry out the terms of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such instruments and to take and do, in the name and on behalf of each of such corporation, all such other actions as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the terms of this Agreement, in accordance with the requirements of the DGCL.

ARTICLE III

CONVERSION OF SECURITIES; SURRENDER OF CERTIFICATES

Section 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Sub, the Company or the holders of any of the Equity Interests of the Company or Merger Sub:

(a) Conversion Generally. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including those shares of Restricted Stock which are to vest as set forth in Section 3.5(b), but excluding any shares of Company Common Stock to be cancelled pursuant to Section 3.1(b) and any Dissenting Shares), shall be converted into the right to receive an amount in cash equal to five dollars and sixty cents ($5.60) (the “Common Stock Cash Payment”), payable upon surrender of the certificate (the “Certificate”) that formerly evidenced such share of Company Common Stock in the manner provided in Section 3.2. The sum of the cash payable to all holders of Company Common Stock in the aggregate is referred to as the “Total Common Stock Cash Payment Amount”.

(b) Cancellation of Company Treasury Shares. Each share of Company Common Stock held by the Company as treasury stock and each share of Company Common Stock, if any, owned by Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c) Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 3.2 Surrender of Certificates; Payment of Merger Consideration.

(a) Paying Agent. Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that is reasonably acceptable to the Company as may be designated by Parent at its own cost and expense (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, cash in an amount equal to the Total Common Stock Cash Payment Amount (the Total Common Stock Cash Payment Amount, as deposited with the Paying Agent, the “Exchange Fund”). Such funds may be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (x) no such investment or losses shall affect the amounts payable to holders of the Company Common Stock and provided, further, that following any incurrence of losses Parent shall, as and when needed, provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses and (y) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Standard & Poor’s Corporation or Moody’s Investors Service, Inc., respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation. Except as contemplated by Section 3.2(d), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time (but in no event later than two (2) Business Days following the Effective Time), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Common Stock Cash Payment pursuant to Section 3.1(a), (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates that formerly evidenced the shares of Company Common Stock shall pass, only upon proper delivery of such Certificates (or affidavits of loss in lieu thereof) to the Paying Agent) and (ii) instructions for use in effecting the surrender of Certificates pursuant to such letter of transmittal in exchange for the Common Stock Cash Payment (which instructions shall provide that, at the election of the surrendering holder, such Certificates may be surrendered and the Common Stock Cash Payment in exchange therefor collected by hand delivery). Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor cash in the amount of the Common Stock Cash Payment multiplied by the number of shares of Company Common Stock formerly represented by such Certificate pursuant to Section 3.1(a), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any cash payable pursuant to Section 3.1(a). Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Common Stock Cash Payment in respect of the number of shares previously represented thereby. From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided herein or by applicable Law.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this ARTICLE III shall thereafter look solely to Parent and the Surviving Corporation with respect to the Common Stock Cash Payment payable upon surrender of their Certificates without any interest thereon. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock as of a date which is immediately prior to such times as such amounts would otherwise escheat to or become property of any government entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any person previously entitled thereto, and neither the Paying Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any cash delivered to a public official as required by any abandoned property, escheat or similar Law.

(d) Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder of Company Common Stock or Option or such amounts as it is required to deduct and withhold with respect to the making of such payments under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Option in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

(e) Payment to Other Persons. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment of the Common Stock Cash Payment may be made to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate representing the shares of Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of payment of the Common Stock Cash Payment to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Surviving Corporation that such tax as been paid or is not applicable.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Common Stock Cash Payment with respect to such shares of Company Common Stock.

(g) Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. If any Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the Common Stock Cash Payment, as provided in Section 3.1(a), for each share of Company Common Stock formerly represented by such Certificates.

Section 3.3 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by stockholders of the Company who have demanded and perfected their demands for appraisal of such shares (the “Dissenting Shares”) in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL shall not be converted into or represent the right to receive the Common Stock Cash Payment as described in Section 3.1(a), but shall, by virtue of the Merger, be entitled to only such rights as are granted by Section 262 of the DGCL; provided that if any such stockholder thereafter shall have failed to perfect or shall have effectively withdrawn or lost such stockholder’s right to appraisal and payment under the DGCL, such stockholder’s shares of Company Common Stock shall be deemed to have been converted at the Effective Time into the right to receive the Common Stock Cash Payment as described in Section 3.1(a), without any interest thereon with respect to such shares of Company Common Stock.

(b) The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any Company Common Stock and withdrawals of such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, or as required by applicable Law, make any payment with respect to any demands for appraisal or offer to settle or settle any such demand.

Section 3.4 Changes in Company Common Stock. If, between the date of this Agreement and the Effective Time, the number of outstanding shares of Company Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares, by reason of any stock dividend, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination or exchange of shares, the Common Stock Cash Payment shall be correspondingly adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 3.5 Options and Equity Awards.

(a) Treatment of Options. At the Effective Time, each Option that is then issued and outstanding (whether vested or unvested) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and cease to exist. Promptly following the Effective Time, the Surviving Corporation shall pay to each holder of an Option outstanding immediately prior to the Effective Time (whether vested or unvested) and having an exercise price per share that is less than the Common Stock Cash Payment, an amount in cash equal to the product of (a) the excess of the Common Stock Cash Payment over the exercise price per share of such Option, multiplied by (b) the number of shares of Company Common Stock issuable upon exercise of such Option (the sum of all such payments, the “Total Option Cash Payment Amount”) (it being understood that no payment shall be made in respect of Options having an exercise price per share that is greater than or equal to the Common Stock Cash Payment). The Board of Directors shall adopt such resolutions and take all such other actions as may be necessary or appropriate in accordance with the terms of the applicable Benefit Plans, effective contingent upon the consummation of the Merger, to provide for the foregoing treatment of Options.

(b) Treatment of Restricted Stock. Immediately prior to the Effective Time, each share of Restricted Stock that is then issued and outstanding (other than those shares of Restricted Stock (“Performance Based Restricted Stock”) which in accordance with their terms were to vest only upon achievement of specified performance-based goals that have not been achieved prior to the Effective Time), shall by virtue of the Merger, in accordance with the terms of the applicable Benefit Plan and/or stock award and without any action on the part of the holder thereof, become fully vested and, at the Effective Time, shall be converted into the right to receive the Common Stock Cash Payment as provided in Section 3.1(a). At the Effective Time, all shares of Performance Based Restricted Stock that were issued and outstanding immediately prior to the Effective Time but which did not vest pursuant to their terms, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and cease to exist. The Board of Directors shall adopt such resolutions and take all such other actions as may be necessary or appropriate in accordance with the terms of the applicable Benefit Plans, effective contingent upon the consummation of the Merger, to provide for the foregoing treatment of the Restricted Stock and Stock Units.

Section 3.6 Warrants. Each Warrant that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time, unchanged by reason of the Merger, except that in accordance with the terms of such Warrants, the holders thereof shall thereafter be entitled to receive, upon exercise thereof and payment of the exercise price of $11.10 per share, as may be adjusted pursuant to the terms of the Warrant, an amount in cash equal to the product of (x) the Common Stock Cash Payment and (y) the number of shares of Company Common Stock into which such Warrant was exercisable immediately prior to the Effective Time, without interest. As of the Effective Time, the Company shall have issued a replacement warrant to such holder reflecting (a) the change in the consideration payable upon exercise of the Warrant (b) its expiration date of December 15, 2007 (or the next business day, if applicable) and (c) such other terms as are required under the relevant Warrant, subject to the approval of Parent .

Section 3.7 Convertible Notes. Prior to the Effective Time, the Board of Directors shall adopt such resolutions and take such other actions as may be necessary or appropriate in accordance with the terms of the Convertible Notes, effective contingent upon the consummation of the Merger, to redeem the Convertible Notes at or immediately prior to the Effective Time for the principal amount thereof, plus accrued and unpaid interest thereon.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except (i) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Schedule”), and/or (ii) as and to the extent set forth in the SEC Reports filed since January 1, 2006 , the Company hereby represents and warrants, as follows:

Section 4.1 Existence and Power.

(a) Each of the Company and its Subsidiaries is duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite corporate or similar power and authority to own its properties and to carry on its business as currently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept exists) as a foreign corporation or other entity in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing or have such power or authority would not have a Material Adverse Effect.

(b) Complete and correct copies of the certificate of incorporation and bylaws or other organizational documents of the Company and each of its Subsidiaries, in each case as currently in full force and effect, have been made available (through the “datasite” used in connection with the Auction Process or its SEC Reports) to Parent.

Section 4.2 Authority; Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Requisite Stockholder Vote, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, except that the consummation of the Merger is subject to obtaining the Requisite Stockholder Vote and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

(b) The Board of Directors has unanimously (i) determined that it is advisable and in the best interests of the Company and its stockholders to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) recommended that the stockholders of the Company adopt this Agreement and approve the Merger, all upon the terms and subject to the conditions set forth herein and directed that such matter be submitted for consideration of the stockholders of the Company at the Stockholder Meeting, and (iv) taken all necessary steps so that the provisions of Section 203 of the DGCL and any “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover Laws or regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement do not apply to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and has not rescinded or modified any such actions as of the date of this Agreement.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The adoption of this Agreement and the approval of the Merger by the Requisite Stockholder Vote is the only vote of the holders of any Equity Interests of the Company or any of its Subsidiaries necessary to approve this Agreement and the transactions contemplated hereby.

Section 4.3 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of the Company or any of its Subsidiaries, (b) assuming that all consents, approvals and authorizations contemplated by clauses (a) – (f) of Section 4.4 have been obtained and all filings described in such Section have been made and any waiting periods thereunder have terminated or expired and that the Requisite Stockholder Vote is obtained, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties are bound, or (c) assuming that all of the consents and approvals of third parties listed in Section 4.3 of the Company Disclosure Schedule have been obtained, require the consent, approval or authorization of, or notice to or filing with any third party with respect to, or result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit or a change in the rights and obligations under, or give rise to any right of termination, payment, cancellation, amendment or acceleration of, or result in the creation of any Lien (other than any Permitted Lien) on any property pursuant to, any Material Contract, except, in the case of clauses (b) and (c) of this Section 4.3, for any such conflict, violation, breach, default, loss, right, Lien or other occurrence which would not have a Material Adverse Effect.

Section 4.4 Required Filings and Consents. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby in each case does not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities laws, Takeover Laws and “blue sky” laws, (d) the rules and regulations of the National Association of Securities Dealers, Inc. (“NASD”), (e) the DGCL, (f) the consents, approvals, authorizations, permits, actions, filings or notifications of, with or to, any Governmental Authority listed in Section 4.4 of the Company Disclosure Schedule, and (g) any other consent, approval, authorization, permit, action, filing or notification of, with or to, any Governmental Authority, the failure of which to make or obtain would not have a Material Adverse Effect.

Section 4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock; and 5,000,000 shares of the Company’s preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of which 25,000 are designated as Series A Junior Participating Cumulative Preferred Stock. As of July 1, 2007, (i) 13,792,109 shares of Company Common Stock (including 555,688 shares of Restricted Stock, which includes 446,010 shares of Performance Based Restricted Stock) were issued and outstanding, (ii) 191,480 shares of Company Common Stock were held in treasury, (iii) 647,858 shares of Company Common Stock issuable upon exercise of outstanding Options (which Options are set forth on Section 4.6 of the Company Disclosure Schedule, including the name of each holder and applicable exercise price), (iv) 386,961 shares of Company Common Stock were reserved for issuance upon exercise of the outstanding Warrants, (v) 1,407,129 shares of Company Common Stock were reserved for issuance upon conversion of the outstanding Convertible Notes, and (vi) no shares of Company Preferred Stock were issued and outstanding. Except as set forth above, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and all shares that may be issued pursuant to the Benefit Plans will be, when issued in accordance with the terms thereof, validly issued, fully paid and non-assessable and not subject to preemptive rights. As of July 3, 2007, 2,919 shares of Company Common Stock were issued under the ESPP in respect of funds contributed (or for which elections were otherwise made) during the quarter ended July 1, 2007 (the “April ESPP Offering Period”), including pursuant to any Options granted under the ESPP in respect of such funds for such period. As of the date hereof, no more than twenty thousand dollars ($20,000) has been contributed to the ESPP in respect of the quarter beginning July 2, 2007 (the “July ESPP Offering Period”) for the purchase of shares of Company Common Stock (or for which Options have been or may be granted).

(b) All of the outstanding Equity Interests of each Subsidiary of the Company are owned, directly or indirectly, by the Company free and clear of all Liens other than Permitted Liens.

(c) Except as set forth above, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

Section 4.6 Company Subsidiaries. Section 4.6 of the Company Disclosure Schedule lists each Subsidiary of the Company and the jurisdiction of its organization. There are no stockholder agreements, voting trusts or other agreements or understandings to which any of the Company’s Subsidiaries is a party or by which any of them are bound relating to the voting of any Equity Interests of the Company’s Subsidiaries. Except for its interests in its Subsidiaries, the Company does not own any Equity Interest in any other Person.

Section 4.7 SEC Reports; Financial Information.

(a) The Company has filed with (or furnished to) the Securities and Exchange Commission (“SEC”) within the applicable requisite time periods all forms, documents, certifications, registration statements and reports required to be filed (or furnished) by it with the SEC since June 29, 2003 (as amended to date, the “SEC Reports”). As of their respective dates, or, if amended, as of the date of the last such amendment, the SEC Reports filed with (but not furnished to) the SEC complied as to form in all material respects with the requirements of the

Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. None of the SEC Reports filed with (but not furnished to) the SEC at the time they were filed or, if amended, as of the date of the last such amendment, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including all related notes and schedules) of the Company included (or incorporated by reference) in the SEC Reports filed with (but not furnished to) the SEC (i) was prepared from, and accurately reflects in all material respects, the books and records of the Company and its Subsidiaries, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in notes thereto), (iii) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect on the date of filing and (iv) fairly presents in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein or in the notes thereto, which are not expected to be significant) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) The Company has established and maintains disclosure controls and procedures over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Section 4.8 No Undisclosed Liabilities. Except (a) as reflected or reserved against on the consolidated balance sheet of the Company (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the three months ended April 1, 2007, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since April 1, 2007 (c) liabilities and obligations arising under this Agreement, and (d) liabilities and obligations that would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

Section 4.9 Absence of Certain Changes or Events. Since April 1, 2007, except as specifically contemplated by, or as disclosed in, this Agreement, (i) the Company and its

Subsidiaries have conducted the Business in all material respects in the ordinary course consistent with past practice, and (ii) from such date through the date hereof, there has not been a Material Adverse Effect. Except as set forth on Section 4.9 of the Company Disclosure Schedule, since April 1, 2007, neither the Company nor any Subsidiary has taken any action that, if taken during the period between the date of this Agreement and the Closing Date, would constitute a violation of Section 6.1.

Section 4.10 Contracts.

(a) Section 4.10(a) of the Company Disclosure Schedule sets forth a list of each contract in effect as of the date hereof to which the Company or any of its Subsidiaries is a party that constitutes (x) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (y) any contract or agreement of the type described below (each, a “Material Contract”):

(i) Any employment or consulting agreement that provides for annual compensation in excess of $50,000 and which cannot be terminated by the Company or its Subsidiaries without penalty on notice of thirty (30) days or less, any other agreement containing severance obligations of the Company or its Subsidiaries upon an employee’s termination of employment and any of the foregoing agreements currently in negotiation or proposed;

(ii) Any “bonus buy-in agreement” or similar bonus agreement (together with any associated employment agreement and promissory notes);

(iii) Any severance or similar agreement providing for payments in excess of $50,000;

(iv) Any collective bargaining agreement with any labor union;

(v) Any contract or agreement that restricts or purports or seeks to restrict the right of the Company or its Subsidiaries (or any Affiliate thereof) to engage in any line of business or in any geographic area or compete with any Person or sell any product, or any contract or agreement restricting the use or registration by Company and/or any of its Subsidiaries of any material Intellectual Property owned by the Company and its Subsidiaries;

(vi) Any contract or agreement relating to the acquisition or disposition of any material assets or real property containing obligations (including with respect to post closing indemnification) of any party which remain to be satisfied or are otherwise still in effect (including schedules thereto);

(vii) Any material agreement relating to the spin off of DAKA International, Inc. (“DAKA”) or the associated reorganization;

(viii) Any contract or agreement for the purchase, maintenance or acquisition of, or the sale or furnishing of materials, supplies, merchandise, equipment,

parts or other property or services (excluding any such contract or agreement for linen or janitorial services entered into in the ordinary course of business consistent with past practice) which (A) requires aggregate future payments in excess of $100,000, (B) contains a term longer than three (3) years or (C) cannot be terminated by the Company or its Subsidiaries without penalty on notice of sixty (60) days or less;

(ix) Any franchise agreement, development agreement or related material agreement relating to franchising matters (each a “Franchise Agreement”);

(x) Any contract or agreement under which the Company has granted or received a material license or under which it is obligated to pay or has the right to receive a royalty, license fee or similar payment in an amount in excess of $100,000 per year, excluding licenses or agreements arising from the purchase or use of commonly available “off the shelf” computer software or standard products;

(xi) Any contract or agreement relating to the borrowing of money, or the guaranty of another Person’s borrowing of money or other obligation, in an amount greater than $100,000, including, without limitation, all such notes, mortgages, indentures and other obligations, guarantees of performance, agreements and instruments for or relating to any lending or borrowing;

(xii) Any contract or agreement granting any Person a material Lien on all or any part of the material assets of the Company and its Subsidiaries, taken as a whole, other than (i) Liens which will be released at the Closing and (ii) Permitted Liens not in excess of $100,000 in each case;

(xiii) Any contract or agreement between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors (or Affiliates) on the other hand, except for (i) such contracts or agreements covered under clauses (i), (ii) or (iii) above and (ii) such contracts or agreements that are de minimis in value or effect;

(xiv) Any voting agreement, voting trust or similar agreement, arrangement or contract governing how any shares of Company Common Stock shall be voted; and

(xv) Any settlement agreement (including any agreement in principle with respect thereto or any similar understanding pursuant to which the material terms have been negotiated) (A) containing material outstanding monetary obligations of any party in excess of $100,000 or (B) equitable restrictions on the Company’s ability to conduct business;

(b) The Company has made available to Parent (through the “datasite” used in connection with the Auction Process or its SEC Reports) a correct and complete copy of each Material Contract (including any amendments or modifications thereto). Each Material Contract is valid and binding on the Company or a Subsidiary of the Company party thereto and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, and the Company and each of the Subsidiaries of the Company have performed in all material respects all obligations required to be performed by them to the date hereof under each Material Contract and, to the Company’s Knowledge, each other party to each Material Contract has performed in all material respects all obligations required to be performed by it under such Material Contract.

(c) The agreements set forth on Section 4.10(a) of the Company Disclosure Schedule (with respect to clause (ii)) constitute all of the “bonus buy in” or similar bonus agreements entered into by the Company or any of its Subsidiaries with employees thereof. Any offers pending with respect to “bonus buy in” or similar bonus agreements (and related employment agreements) have been rescinded (or were otherwise consummated pursuant to an executed “bonus buy in” agreement reflected on Section 4.10(a) of the Company Disclosure Schedule).

(d) Except as set forth in the Franchise Agreements, no franchisee or developer of the Company and its Subsidiaries has a protected territory, exclusive territory, covenant not to compete, right of first refusal, option to acquire additional territories or other similar arrangement that would be material to the Company and its Subsidiaries.

Section 4.11 Title to Properties.

(a) Each of the Company and its Subsidiaries has, in all material respects, good and valid fee simple title to its owned real properties (the “Owned Properties”) or good and valid leasehold interests in all of its leased real properties (the “Leased Properties”). A correct and complete list of the addresses or locations of the Owned Properties and the Leased Properties (denoted as such in each case) is set forth on Section 4.11(a)(i) of the Company Disclosure Schedule, and such properties constitute all of the real properties currently used or occupied by the Company and its Subsidiaries in connection with the Business. All such properties (Owned Properties and Leased Properties) are free and clear of all Liens, other than Permitted Liens and such other Liens set forth on Section 4.11(a)(ii) of the Company Disclosure Schedule.

(b) The Company has made available to Parent (through the “datasite” used in connection with the Auction Process or its SEC Reports) correct and complete copies of each underlying lease or sublease with respect to each Leased Property (each, a “Store Lease”) and all other material agreements pertaining to the Leased Property (including any sublease, assignment or related agreement under which the Company acts as lessor). With respect to each Store Lease, (i) each of the Company and its Subsidiaries (and, to the Company’s Knowledge, the relevant lessor) has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, (ii) all such leases are in full force and effect and (iii) neither the Company nor any Subsidiary has assigned its interest under any Store Lease to a third party or sublet any part of the premises covered thereby or exercised any material right or option thereunder. The Company and its Subsidiaries enjoy peaceful and undisturbed possession under all Store Leases and there are no existing material defaults by the Company or its Subsidiaries beyond any applicable grace periods under such leases. Except as set forth on Section 4.11(b)(i) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has received notice (written or oral) of (i) any material breach or default (or alleged material breach or default) by the Company (or the lessor) under any Store Lease that has not been cured as of the date hereof or (ii) any material special assessment under any Store Lease.

(c) Section 4.11(c) of the Company Disclosure Schedule sets forth (i) those locations where the Company or any Subsidiary has abandoned the site, ceased operations or otherwise “gone dark” (or is the active process of doing so) and where the applicable Store Leases remain in effect or the Company has on-going obligations with respect thereto and (ii) those locations for which the Company or any Subsidiary has notified the applicable landlord of its intention to terminate the relevant Store Lease and/or abandon the site.

(d) A correct and complete list of the Store Leases that contain restrictions or provisions with respect the conduct or operation of similar or competing businesses within particular geographic areas, or any such similar “radius” restrictions, is set forth on Section 4.11(d) of the Company Disclosure Schedule.

(e) The Company and its Subsidiaries have good title to, or rights by license, lease or other agreement to use, all material properties and assets (or rights thereto) necessary to permit the Company and its Subsidiaries to conduct the Business.

Section 4.12 Licenses and Permits; Compliance with Law and Reporting Requirements.

(a) The Company and each of its Subsidiaries is in possession of all Licenses and Permits, and has submitted notices to, all Governmental Authorities necessary to carry on the Business, and all such Licenses and Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any such License or Permit would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is, or has been at any time since July 3, 2005, in violation of (i) any Law applicable to it or by which any of its property or assets is bound or affected or (ii) any License or Permit, except, in either case, for any such violations that would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has received written notice to the effect (i) that any of the existing material Licenses or Permits held by the Company and its Subsidiaries will not be renewed or will be suspended, revoked or withdrawn or (ii) since July 3, 2005, that such entity fails to possess any License or Permit required to lawfully conduct the Business, and there are no Actions pending, or to the Company’s Knowledge threatened, to suspend, revoke or withdraw any material Licenses or Permits possessed by the Company and its Subsidiaries. Notwithstanding anything contained in this Section 4.12, no representation or warranty shall be deemed made in this Section 4.12 in respect of the matters referenced in Section 4.7, or in respect of employee benefits (which are the subject of Section 4.14), labor Laws (which are the subject of Section 4.15), Intellectual Property (which are the subject of Section 4.16), environmental matters (which are the subject of Section 4.17) or Taxes (which are the subject of Section 4.18).

(b) Except as would not have a Material Adverse Effect,

(i) the Company and its Subsidiaries (A) have made all necessary filings and obtained all authorizations with Governmental Authorities necessary to carry on the business of a franchisor offering and selling franchises as conducted as of the date hereof and (B) are in compliance, and have been for the immediately preceding three year period been in compliance, with the applicable requirements of the FTC Trade Regulation Rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures” (the “FTC Rule”) and any Law pertaining to the offer and sale of franchises;

(ii) neither the Company nor any Subsidiary is now subject to a notice of violation of the FTC Rule or any franchise registration Law, nor is now subject to any cease and desist order issued by the Federal Trade Commission regarding the Company’s franchising activities; and

(iii) (A) each uniform offering circular of the Company and its Subsidiaries (each, a “UFOC”) is in compliance, as of the effective date of such UFOC, with the applicable disclosure provisions of the FTC Rule and the franchise disclosure Laws of those states with which the Company and its Subsidiaries have obtained registration or exemption of franchise offers and sales and (B) no UFOC contains any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.13 Litigation.

(a) There is no Action pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Authority having jurisdiction over the Company or its Subsidiaries, or for which the Company or any Subsidiary is obligated to indemnify a third party, except as would not, (i) have a Material Adverse Effect or (ii) prevent or materially delay the performance of this Agreement by the Company.

(b) There is no material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company or any Subsidiary of the Company.

Section 4.14 Employee Benefit Plans; ERISA.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth each Benefit Plan. With respect to each material Benefit Plan, the Company has made available to Parent correct and complete copies of the Benefit Plan and any amendments thereto (or if the Benefit Plan is not a written plan, a written description thereof). Each material Benefit Plan has been established and maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including ERISA and the Code) which are applicable to such Benefit Plan, except for such exceptions that would not have a Material Adverse Effect. In addition, the Company has made available (through the “datasite” used in connection with the Auction Process or its SEC Reports) to Parent (i) all material summary plan descriptions (and all summaries and descriptions furnished to participants and beneficiaries regarding the Benefit Plans for which a summary plan description is not required); (ii) all material insurance policies that were purchased to provide benefits under any Benefit plan current in force or for which the Company or any Subsidiary has any liability (contingent or otherwise); (iii) all material contracts with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Benefit Plan currently in force; (iv) all material discrimination testing reports and actuarial reports, if applicable, prepared within the three years prior to the date hereof; (v) the Form 5500 filed in each of the three most recent plan years with respect to each Benefit Plan, including all schedules thereto and the opinions of independent accountants; and (vi) with respect to each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter for each such Benefit Plan.

(b) Neither the Company nor any of its ERISA Affiliates (i) has incurred any material liability under Title IV of ERISA that has not been satisfied in full or (ii) has contributed to, has been required to contribute to, or has had any liability (contingent or otherwise) at any time within the last six (6) years with respect to any “ multiemployer plan, ” as that term is defined in Section 4001 of ERISA, and no condition exists (of which the Company has Knowledge, with respect to any “multiemployer plan” liabilities) that presents a material risk to the Company or any of its ERISA Affiliates of incurring any of the foregoing liabilities.

(c) To the Knowledge of the Company, each Benefit Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and no circumstances exist which will adversely affect such qualification, and each trust for each such Benefit Plan is exempt from federal income tax under Section 501(a) of the Code.

(d) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee, officer, director or consultant of the Company, any Subsidiary of the Company or any Company ERISA Affiliate to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the time of payment or vesting, or increase the amount of, or otherwise enhance, any benefit due to any such employee, officer, director or consultant, other than as contemplated by Section 3.5 with respect to Options and shares of Restricted Stock.

(e) No Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to any current or former employees of the Company or any Subsidiary of the Company for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(f) There are no pending or, to the Knowledge of the Company, threatened claims by any employee or beneficiary under any Benefit Plan (other than routine claims for benefits or claims that would not have a Material Adverse Effect).

(g) Neither the Company, any Subsidiary nor, to the Knowledge of the Company, any ERISA Affiliate has engaged in or knowingly permitted to occur any transaction prohibited by Section 406 of ERISA or “prohibited transaction” under Section 4975(c) of the Code with respect to any Benefit Plan, except for transactions which are exempt under Section 408 of ERISA or Section 4975 of the Code.

(h) To the Company’s Knowledge, each statutory and non-statutory stock option and each stock appreciation right granted by the Company was granted with a per share exercise price equal to or greater than the per share fair market value of the Company’s underlying common stock on the grant date thereof and no such option or stock appreciation right has a feature for the deferral of compensation within the meaning of Section 409A of the Code and related rules and regulations. The Company has operated all nonqualified deferred compensation plans in good faith compliance with Section 409A of the Code and the regulations and other guidance issued thereunder.

Section 4.15 Labor Matters.

(a) Except as set forth in Section 4.15 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any labor union contract, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor organization, or pending or threatened activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries. Except as would not have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened, labor strike, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries, and no such strike, walkout, slowdown, lockout or union organizational activity has occurred within the past five (5) years.

(b) Except as would not have a Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all applicable local, state and federal Laws relating to employment, and (ii) there are no complaints or lawsuits pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any current or former employee of the Company or any of its Subsidiaries.

(c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in a material violation of any collective bargaining agreement, or regulations or any other labor-related agreement to which the Company or any of its Subsidiaries is a party.

Section 4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property registrations and applications existing as of the date of this Agreement, which are owned or licensed from other Persons by the Company and/or its Subsidiaries and used in the Business (excluding licenses or agreements arising from the purchase or use of commonly available “off the shelf” computer software or standard products) (“Business IP”).

(b) Except as would not have a Material Adverse Effect or as set forth in Section 4.16(b) of the Company Disclosure Schedule, and except for claims that have since been satisfactorily resolved, since June 27, 2004, (i) the Company has not received written notice asserting that either the Company or any of its Subsidiaries have infringed a third party’s Intellectual Property, and (ii) the Company and its Subsidiaries have not made any claim in writing alleging that a third party is infringing any of the Company’s or its Subsidiaries’ Intellectual Property.

(c) Except as would not have a Material Adverse Effect: (i) the Company or its Subsidiaries either own or have valid rights to use all Intellectual Property used in the Business, and (ii) to the Knowledge of the Company, neither the Company nor any Subsidiary has infringed any third party’s Intellectual Property.

Section 4.17 Environmental Laws.

(a) For purposes of this Agreement, the following terms have the following meanings:

(i) “Cleanup” means all actions required to (a) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment, (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health, (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any requests of Governmental Authorities for information or documents in any way related to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

(ii) “Environmental Claim” means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential and material liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (x) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subidiaries, or (y) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(iii) “Environmental Laws” means all Laws relating to pollution, the environment or the protection of human health and safety from Hazardous Materials including without limitation, laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

(iv) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, toxic mold, or defined as such by, or regulated as such under, any Environmental Law.

(v) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(b) Except for those matters which would not have a Material Adverse Effect, (i) the Company and its Subsidiaries are, and have been since June 30, 2002, in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all Licenses and Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), (ii) since June 30, 2002, there has been no Release of Hazardous Materials at any Leased Property or Owned Property and (iii) there is no Cleanup being conducted or planned at any Leased Property or Owned Property or, to the Company’s Knowledge, at any property formerly owned or operated by the Company or its Subsidiaries (or by any other entity which the Company indemnifies or for which the Company otherwise retains liability with respect to such matters).

(c) There are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries except as would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries have entered into or are subject to any judgment, decree, injunction, rule, order or compliance schedule relating to Hazardous Materials or applicable Environmental Laws.

Section 4.18 Taxes.

(a) Each of the Company and its Subsidiaries has timely filed or caused to be timely filed (except those under valid extension) with the appropriate Tax authorities all federal income Tax and all other material Tax Returns that are required to be filed by, or with respect to, the Company and its Subsidiaries. All such Tax Returns are correct and complete in all material respects. There are no material Liens for Taxes upon the assets of the Company or any Subsidiary of the Company, except Liens for Taxes not yet due.

(b) All material Taxes and Tax liabilities of the Company its Subsidiaries that have become due and payable have been timely paid or fully provided for as a liability on the financial statements of the Company other than those Taxes accrued in the ordinary course of business since April 1, 2007.

(c) Except as would not have a Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company has received written notice of any action, suit, proceeding, investigation, claim or audit against, or with respect to, any Taxes, (ii) the Company and each Subsidiary of the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, (iii) neither the Company nor any Subsidiary of the Company (x) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (y) has any liability for the Taxes of any Person (other than the Company or any Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign law), and (iv) neither the Company nor any Subsidiary of the Company has distributed the stock of another company in a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Code.

Section 4.19 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any Rule 13e-3 Transaction Statement on Schedule 13E-3 required to be filed in connection with the transactions contemplated hereby (a “Schedule 13E-3”) will, in the case of the Proxy Statement, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholder Meeting or at the date of any amendment thereof or supplement thereto, or, in the case of any Schedule 13E-3, at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement or any Schedule 13E-3.

Section 4.20 Brokers. Except for North Point Advisors, LLC, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based on any arrangement or understanding on the part of the Company. The Company has provided to Parent prior to the date of this Agreement a correct and complete copy of its engagement letter with North Point Advisors, LLC and there are no amounts payable to North Point Advisors, LLC in connection with this Agreement and the transactions contemplated by this Agreement other than as set forth in such engagement letter.

Section 4.21 Fairness Opinion. The Board of Directors has received an opinion from North Point Advisors, LLC dated as of the date of this Agreement and addressed to the Board of Directors to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Common Stock Cash Payment payable to each holder of outstanding Company Common Stock is fair from a financial point of view to the stockholders of the Company.

Section 4.22 Insurance Policies. The Company has made available (through the “datasite” used in connection with the Auction Process or its SEC Reports) to Parent the material insurance policies maintained by the Company and its Subsidiaries (the “Insurance Policies”). The Insurance Policies are valid and in full force and effect and neither the Company nor any Subsidiary is in material default under the Insurance Policies. The Company nor any Subsidiary has received notice denying or disputing any claim (or coverage with respect thereto) made by the Company or any Subsidiary or regarding the termination, cancellation or material amendment of, or material premium increase with respect to, any Insurance Policy at any time since January 1, 2005.

Section 4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transaction contemplated hereunder. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, including the “datasite” used in connection with the Auction Process, unless any such information is expressly included in a representation or warranty contained in this ARTICLE IV. The Company acknowledges that neither Parent nor Merger Sub makes any representations or warranties except for the representations and warranties contained in ARTICLE V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 5.1 Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent has heretofore made available to the Company complete and correct copies of the certificates of incorporation and bylaws of each of Parent and Merger Sub, in each case as in full force and effect as of the date hereof.

Section 5.2 Authority; Enforceability.

(a) Each of Parent and Merger Sub has all necessary corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Merger Sub and by Parent, as the sole stockholder of Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b) This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

Section 5.3 Non-Contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of Parent or Merger Sub, (b) assuming that all consents, approvals and authorizations contemplated by Section 5.4 have been obtained and all filings described in such Section have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties are bound or (c) except for a consent of Parent’s existing lenders providing financing under the Debt Commitment Letters (the “Lender Consent”), require the consent, approval or authorization of, or notice to or filing with any third party with respect to, or result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit or a change in the rights and obligations under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (b) and (c), for any such conflict, violation, breach, default, loss, right or other occurrence which would not prevent or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.4 Governmental Consents. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities laws, Takeover Laws and “blue sky” laws, (d) the rules and regulations of the NASD,

(e) the DGCL, (f) Laws relating to the sale of alcoholic beverages, and (g) any other consent, approval, authorization, permit, action, filing or notification of, with or to, any Governmental Authority, the failure of which to make or obtain would not prevent or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

Section 5.5 Financing. Parent and Merger Sub have delivered to the Company correct and complete copies of the proposed commitment letters dated July 2, 2007, from Wells Fargo Foothill, Inc. and Ableco Finance LLC, respectively (the “Debt Commitment Letters”) executed by the lenders party thereto, pursuant to which such lenders party thereto have offered to commit, subject to the terms and conditions thereof, to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (whether provided under the Debt Commitment Letters or otherwise, such financing being referred to herein as the “Debt Financing”). There are no proposed conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing under the Debt Commitment Letters, other than as set forth in or contemplated by the Debt Commitment Letters. The aggregate proceeds contemplated by the Debt Commitment Letters, together with any excess cash of the Company (including any Option proceeds) will be sufficient for Parent and Merger Sub to pay the Total Common Stock Cash Payment Amount and the Total Option Cash Payment Amount, to repay (or provide funds to the Company to repay) all of the Company’s and its Subsidiaries’ outstanding indebtedness (including the Convertible Notes and any amounts outstanding under the Credit Agreement), to pay any related breakage, make whole, premium or penalty, and to pay fees and expenses of the Company and Parent and its Affiliates in connection with this Agreement and the transactions contemplated hereby (collectively, the “Required Cash Amount” ). Parent and Merger Sub have delivered to the Company a correct and complete copy of a commitment letter (the “Backstop Letter”) dated July 2, 2007, executed by Newcastle Partners L.P., Newcastle Special Opportunity Fund III, L.P. and Steel Partners II, L.P. (collectively, the “Sponsors”) pursuant to which the Sponsors have committed to provide or cause to be provided certain backstop equity or debt financing to Parent, not to exceed $35 million in the aggregate, on the terms and subject to the conditions set forth in such Backstop Letter. As of the date hereof, the Backstop Letter, in the form so delivered, is in full force and effect. As of the date hereof, (i) the Backstop Letter has not been amended or modified, and (ii) the commitments contained in the Backstop Letter have not been withdrawn or rescinded in any respect.

Section 5.6 Available Funds. Parent has or at the Closing will have and will make available the Required Cash Amount, all without any third-party consent or approval required (other than the Lender Consent).

Section 5.7 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or any Schedule 13E-3 will, in the case of the Proxy Statement, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholder Meeting or at the date of any amendment thereof or supplement thereto, or, in the case of any Schedule 13E-3, at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives which is contained or incorporated by reference in the Proxy Statement or any Schedule 13E-3.

Section 5.8 Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by Parent, or Merger Sub in connection with the transactions contemplated by this Agreement based upon any arrangement or understanding on the part of Parent or Merger Sub.

Section 5.9 Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not, as of the date of this Agreement, (i) engaged in any business activities, (ii) conducted any operations other than in connection with the transactions contemplated hereby, (iii) incurred any liabilities other than in connection with its formation and the transactions contemplated hereby or (iv) owned any assets or property.

Section 5.10 Litigation. There is no Action pending, or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub before any court or arbitrator or any Governmental Authority having jurisdiction over Parent or Merger Sub, and neither Parent nor Merger Sub is subject to any outstanding Governmental Order, which, in either case, would prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 5.11 Solvency. As of the Effective Time, after giving effect to the Merger and the transactions contemplated hereby, neither Parent nor Merger Sub will (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured. Parent has heretofore furnished the Company with audited financial statements for Parent and its Subsidiaries for the fiscal year ended December 31, 2006.

Section 5.12 Ownership of Shares; Not an Interested Stockholder. Neither Parent nor Merger Sub owns (directly or indirectly, beneficially or of record) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement, and neither Parent, Merger Sub or any of their respective Affiliates is an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company.

Section 5.13 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE V, neither Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transaction contemplated hereunder. Parent and Merger Sub each acknowledge that the Company makes no representations or warranties except for the representations and warranties contained in ARTICLE IV.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Conduct of Business Prior to the Closing. The Company agrees that, between the date of this Agreement and the Closing Date, except (i) as may be required by Law, (ii) as set forth in Section 6.1 of the Company Disclosure Schedule, (iii) as expressly required or permitted by this Agreement, or (iv) as agreed to in writing by Parent, the Company shall, and shall cause each Subsidiary of the Company to, maintain its existence and conduct its operations only in the ordinary course of business and in a manner consistent with past practice in all material respects; and the Company and its Subsidiaries shall use their respective commercially reasonable efforts to preserve substantially intact the Business; provided, however, that no failure of the Company or its Subsidiaries to take any action specifically prohibited by any of paragraphs (a) through (q) of this Section 6.1 shall be deemed a breach of this sentence. In addition, except as set forth in Section 6.1 of the Company Disclosure Schedule or as contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Closing, directly or indirectly, do any of the following without the prior written consent of Parent:

(a) amend or propose to amend the certificate of incorporation or bylaws of the Company or the equivalent organizational documents or any of its Subsidiaries;

(b) issue, dispose of or encumber any Equity Interests of the Company or any Subsidiary of the Company, or securities convertible or exchangeable or exercisable for any such Equity Interests, or any options, warrants or other rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, or any other Equity Interest of the Company or any Subsidiary of the Company, except that (i) the Company may issue shares of Company Common Stock upon the exercise of Options or Warrants in each case outstanding on the date hereof or the conversion of Convertible Notes outstanding on the date hereof and (ii) any Subsidiary of the Company may issue Equity Interests to the Company or to other wholly owned Subsidiaries of the Company;

(c)(i) reclassify, combine, split, subdivide or amend the terms of any of its Equity Interests or issue or authorize the issuance of any other Equity Interests in respect of, in lieu of, or in substitution for, any of its Equity Interests, or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its Equity Interests (other than dividends or distributions paid by wholly owned Subsidiaries of the Company to the Company or to other wholly owned Subsidiaries of the Company);

(e) incur any indebtedness for borrowed money (which excludes trade payables and other ordinary course operational liabilities) or issue any debt securities or assume or guarantee the obligations of any Person (other than a wholly owned Subsidiary of the Company) for borrowed money, except for indebtedness incurred under the Company’s existing credit facilities or renewals, refinancings or replacements thereof in the ordinary course of business consistent with past practice (provided that in each case (i) the material terms and conditions (including with respect to fees and termination) are no less favorable to the Company than the Company’s existing credit facilities and (ii) any fees in connection with any such renewal, refinancing or replacement facility are subject to Parent’s consent (not to be unreasonably withheld));

(f) except as may be required by Law, or to satisfy contractual obligations existing on the date hereof (provided such obligations are contained in plans, agreements or arrangements listed in the Company Disclosure Schedule); (i) enter into, adopt, or materially amend (including to provide for the acceleration of vesting), any bonus, profit-sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any consultant, director, officer or employee, or increase in any material manner the compensation or fringe benefits of any director, officer or employee, (ii) pay any special bonus, remuneration or benefit to any director, officer or employee not required by any plan or arrangement as in effect as of the date hereof, (iii) pay any severance or termination pay other than severance or termination pay that is required to be paid under any employment or severance agreement or under any policy disclosed to Parent prior to the date of this Agreement or (iv) make any contribution to any Benefit Plan other than regularly scheduled contributions and contributions required pursuant to the terms of such Benefit Plan; provided, however, that this paragraph (f) shall not prevent the Company or its Subsidiaries (x) from entering into offer letters with new employees below the level of vice president or district manager in the ordinary course of business consistent with past practices, or (y) from increasing annual compensation of employees, and/or from providing for or amending bonus arrangements for employees, in each case below the level of vice president or district manager in the ordinary course of compensation reviews occurring at scheduled times and in amounts consistent with past practice (to the extent that such compensation increases and new or amended bonus arrangements are consistent with past practice and do not result in a material increase in benefits or compensation expense); provided that, notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any Subsidiary shall enter into (or offer to any existing or new employee) any “bonus buy in” or similar bonus agreement or arrangement (or related employment agreement).

(g)(i) acquire, sell, lease, license or dispose of, or incur any liens (other than Permitted Liens) on, any material property or assets (including but not limited to any store or real property, any rights associated therewith or any Intellectual Property) in any single transaction or series of related transactions, except for (x) transactions pursuant to existing contracts as of the date hereof disclosed to Parent, or (y) subject to the following clause (ii), transactions in the ordinary course of business consistent with past practice, or (ii) make any capital expenditures in excess of $350,000 in the aggregate, in any month;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, other than loans or advances to employees (other than officers) in the ordinary course of business consistent with past practice, not to exceed $5,000 in each individual case and

$50,000 in the aggregate, and loans, advances or capital contributions between the Company and any of its Subsidiaries as of the date of such transaction (or between Subsidiaries as of the date of such transaction) made as part of the Company’s cash management program in the ordinary course of business consistent with past practice;

(i) settle or compromise any action, suit, investigation or proceeding pending or threatened against the Company or pay, discharge or satisfy or agree to pay, discharge or satisfy any liability, other than the settlement, compromise, payment, discharge or satisfaction of actions, suits, investigations, proceedings and liabilities (i) reflected or reserved against in the Company financial statements set forth in SEC Reports prior to the date hereof, (ii) in an amount not greater than $100,000 (except as required by the terms of any applicable insurance policies) and covered by existing insurance policies, (iii) settled since April 1, 2007 and prior to the date of this Agreement in the ordinary course of business consistent with past practice, (iv) for outstanding indebtedness under the Credit Agreement in the ordinary course of business consistent with past practice; or (v) for fees and expenses payable in connection with the transactions contemplated hereby; provided further that, in the case of (ii) or (iii), no such settlement or compromise shall limit or restrict the ability of the Company or any current or future Affiliate thereof from engaging in or conducting business of any kind or in any geographic area or location;

(j) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(k) make any material change to its methods of accounting except (i) as required by GAAP, Regulation S-X of the SEC or as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) as required by a change in applicable Law or (iii) as disclosed in the SEC Reports filed prior to the date hereof;

(l) make or change any material Tax election, settle or compromise any material claim or liability with respect to Taxes, agree to any adjustment of a Tax attribute, adopt or change any Tax accounting method, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(m) amend, modify, waive, relinquish, permit to lapse or terminate any material right or term under any Material Contract, except (i) in the case of terms or rights under particular Material Contracts that are waived in the ordinary course of business consistent with past practices with respect to such Material Contract(s), (ii) Material Contracts which, by their terms, terminate prior to Closing and (iii) immaterial amendments, modifications or waivers made in the ordinary course of business consistent with past practice;

(n) enter into any (i) new unit lease or extension of any existing unit lease, (ii) material distribution or supply agreement, (iii) Franchise Agreement, (iv) agreement that restricts the ability of the Company or any of its Subsidiaries to engage in or conduct business in any location or geographic area or (v) subject to clauses (i), (ii), (iii) and (iv), any other Material Contract other than in the ordinary course of business consistent with past practice;

(o) terminate any existing lease or cease operations of any unit;

(p) terminate, cancel, amend or modify any material insurance policy of the Company or its Subsidiaries, except policies which, by their terms, terminate prior to Closing and which are replaced by comparable coverage (provided that the Company shall not pay or commit to materially greater premiums with respect thereto without Parent’s consent (not to be unreasonably withheld)); or

(q) agree or otherwise make any commitment to do any of the foregoing.

Nothing set forth in this Section 6.1 shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or any of its Subsidiaries prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the business and operations of the Company and its Subsidiaries.

Section 6.2 Conduct of Business by Parent and Merger Sub Pending the Closing. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Closing, each shall not, directly or indirectly, take any action that would or would reasonably be expected to prevent or materially delay the satisfaction of the conditions contained in ARTICLE VII or the consummation of the transactions contemplated hereby; provided that the refusal of Parent to give any consent or waiver under this Agreement (where such consent or waiver of such party is or would be required) shall not be construed as any such action.

Section 6.3 Proxy Statement.

(a) Promptly following the date hereof, the Company shall prepare and cause to be filed with the SEC a proxy statement relating to the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”), and, if necessary to be filed in connection with the transactions contemplated hereby (as determined jointly by the parties based on any written comments from SEC, unless the parties shall otherwise agree), the Company and Parent shall, or shall cause their respective Affiliates to, prepare and cause to be filed with the SEC the Schedule 13E-3. Each of the Company and Parent shall, and shall cause its Affiliates to, provide such information as may be necessary or appropriate in connection with the preparation of the Proxy Statement and any Schedule 13E-3. Each of the Company and Parent shall promptly (i) notify the other of the receipt of any comments from the SEC with respect to the Proxy Statement and any Schedule 13E-3 and of any request by the SEC for amendments of, or supplements to, the Proxy Statement and any Schedule 13E-3, and (ii) provide the other with copies of all correspondence between such party and the SEC with respect to the Proxy Statement and any Schedule 13E-3. Each of the Company and Parent shall use its commercially reasonable efforts to resolve all comments from the SEC with respect to the Proxy Statement and any Schedule 13E-3 as promptly as practicable. As promptly as reasonably practicable after the Proxy Statement shall have been cleared by the SEC, the Company shall cause the Proxy Statement to be mailed to its stockholders.

(b) The Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Proxy Statement so that the Proxy Statement would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law or the SEC, disseminate such amendment or supplement to its stockholders.

Section 6.4 Stockholder Meeting; Company Board Recommendation. The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholder Meeting”) as promptly as reasonably practicable following clearance of the Proxy Statement by the SEC, in compliance with applicable Law, for the purpose of voting upon the adoption of this Agreement and the approval of the Merger. In connection with the Stockholder Meeting and the transactions contemplated hereby, the Company shall (i) include in the Proxy Statement the Company Board Recommendation, subject to the Company’s right to withdraw or modify the Company Board Recommendation pursuant to Section 6.6, and (ii) subject to applicable Law and Section 6.6, solicit proxies from the Company’s stockholders in favor of adoption of this Agreement and use its commercially reasonable efforts to obtain the Requisite Stockholder Vote.

Section 6.5 Access to Information.

(a) During the period from the execution of this Agreement through the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company shall, and shall cause each of its Subsidiaries to, subject to reasonable restrictions imposed from time to time upon advice of counsel respecting the provision of privileged communications or any applicable confidentiality agreement with any Person, afford Representatives of Parent and its financing sources reasonable access during normal business hours to officers, employees, agents, and Representatives of the Company and its Subsidiaries and to all properties of the Company and its Subsidiaries, and will promptly furnish to Parent all information (including extracts and copies of books, records, contracts and other documents, including a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws) concerning the operations and business of the Company or any of its Subsidiaries, as Parent may reasonably request. In conducting any inspection of any properties of the Company and its Subsidiaries, Parent and its Representatives shall not (i) interfere with the business of the Company or any of its Subsidiaries conducted at such property, or (ii) damage any property or any portion thereof. The Company shall instruct its employees, counsel and financial advisors to cooperate with Parent in connection with its investigation of the business of the Company. The Company shall inform Parent of the nature and frequency of any periodic operating reports routinely provided to senior management of the Company and will forward such reports to Parent upon request.

(b) All information obtained pursuant to this Section 6.5 shall continue to be governed by the Confidentiality Agreement.

(c) No investigation pursuant to this Section 6.5 or otherwise shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d) The Company shall use its commercially reasonable efforts to complete its annual audit for SEC reporting purposes in a timely manner consistent with past practice.

Section 6.6 No Solicitation of Competing Proposal.

(a) Subject to Section 6.6(b), from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company agrees that neither it nor any Subsidiary of the Company will, and that it will use its commercially reasonable efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, facilitate or encourage the making of any proposal that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (ii) enter into or participate in any discussions or negotiations with, or disclose or provide any material nonpublic information concerning the Company or its Subsidiaries (or otherwise afford access to the properties, books or records of the Company or its Subsidiaries) to, any Person with respect to a Competing Proposal, or (iii) grant any waiver, release or permission under any standstill or similar agreement to which the Company is a party (including any such agreement entered into in connection with the solicitation of proposals by North Point Advisors in connection with the Auction Process) to any Person who has made, or had disclosed to the Company that is considering making, a Competing Proposal. Subject to Section 6.6(b), the Company and its Subsidiaries shall, and the Company shall use its commercially reasonable efforts to cause its and their respective Affiliates and Representatives to, immediately cease and cause to be terminated any activities that would otherwise be a violation of this heretofore conducted by the Company or its Representatives with respect to any Competing Proposal.

(b) Notwithstanding the limitations set forth in Section 6.6(a), if, after the date of this Agreement, the Company receives a Competing Proposal which was either (i) unsolicited or (ii) solicited prior to the date of this Agreement (provided that such proposal was not re-solicited at any time following the date of this Agreement) and which the Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and North Point Advisors (or another financial advisor of nationally recognized reputation) (i) is or could reasonably be expected to result in a Superior Proposal, and (ii) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, the Company may: (x) disclose or provide nonpublic information to the Person making such Competing Proposal, (subject to the prior execution by such Person of a confidentiality agreement on customary terms, including a standstill comparable in all respects to the provisions required by the Company in connection with the Auction Process) and (y) engage in discussions or negotiations with such Person with respect to the Competing Proposal; provided, however, that at least two (2) calendar days prior to taking such actions as described in clauses (x) and (y) above, the Company shall provide written notice to Parent of such determination of the Board of Directors as provided above.

(c) The Board of Directors has adopted a resolution declaring that this Agreement is advisable and recommending that the Company’s stockholders adopt this Agreement and approve the Merger (the “Company Board Recommendation”). The Board of Directors shall not (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation, (ii) recommend any Competing Proposal to the stockholders of the Company, or (iii) cause or permit the Company or any Subsidiary of the Company to enter into any letter of intent, agreement in principle, or definitive agreement (x) relating to any Competing Proposal (other than a confidentiality agreement on customary terms entered into in accordance with the provisions of Section 6.6(b)) or (y) requiring the Company to abandon, terminate or fail to consummate the Merger.

(d) Notwithstanding the limitations set forth in Section 6.6(a), prior to obtaining the Requisite Stockholder Vote at the Stockholder Meeting (or any adjournment or postponement thereof at which the vote on the adoption of this Agreement was taken), the Board of Directors may (i) withdraw, qualify or modify in a manner adverse to Parent the Company Board Recommendation (a “Change of Recommendation”), (ii) recommend a Superior Proposal to the stockholders of the Company, or (iii) cause the Company or any Subsidiary of the Company to enter into any letter of intent, agreement in principle or definitive agreement relating to a Superior Proposal, if, in any case, the Board of Directors determines, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided that concurrently with entering into any such letter of intent, agreement in principle or definitive agreement the Company shall terminate this Agreement pursuant to Section 8.1(e) and pay the amounts it is obligated to pay in accordance with Section 8.3(b).

(e) Nothing contained in this Section 6.6 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or complying with its disclosure obligations under the Exchange Act or its fiduciary duties under applicable Law.

(f) As used in this Agreement, “Competing Proposal” shall mean any written bona fide proposal (other than a proposal or offer by Parent or any of its Subsidiaries) for (i) a merger, business combination, consolidation, recapitalization, share exchange, liquidation or similar transaction with or involving the Company or its Subsidiaries; (ii) the acquisition (through sale, lease or other disposition) by any Person of material portion of the assets or Business of the Company and its Subsidiaries, taken as a whole; (iii) the acquisition by any Person of twenty percent (20%) or more of the issued and outstanding Company Common Stock (or preferred stock, options, warrants or convertible securities representing twenty percent (20%) of more of the votes attached to the issued and outstanding Company Common Stock); (iv) any tender offer or exchange offer that would, if consummated, result in any third party or group beneficially owning twenty percent (20%) of more of any class of equity securities of the Company or its Subsidiaries or (v) any transaction which is similar in form, substance or purpose to the any of the foregoing transactions, or any combination of the foregoing.

(g) As used in this agreement, “Superior Proposal” shall mean a Competing Proposal for or in respect of at least a majority of the outstanding Company Common Stock or all or substantially all of the assets or Business of the Company and its Subsidiaries, taken as a whole, made by any Person on terms that the Board of Directors (acting through the Special Committee, if such committee still exists) determines in good faith, after consultation with its outside legal counsel and North Point Advisors (or another financial advisor of nationally recognized reputation), and considering all of the terms and conditions of such proposal and this Agreement, are more favorable to the Company and its stockholders from a financial point of view than the transactions contemplated by this Agreement and is reasonably capable of being completed on a timely basis.

(h) The Company and its Representatives shall promptly inform Parent of the receipt of any Competing Proposal (or any inquiry that could reasonably be expected to lead to a Competing Proposal), including the terms and condition thereof and the identity of the party making such Competing Proposal or inquiry. The Company and its Representatives shall keep Parent updated on a reasonably current basis as to the general status of any ongoing discussions or negotiations with any third party regarding or relating to any Competing Proposal and any changes to the material terms and conditions of any Competing Proposal in connection with such discussions or negotiations. The obligations set forth under this Section 6.6(h) shall be separate and in addition to any obligations set forth in Section 6.6(b) but shall be subject, in all events to the Board of Directors’ determination, in good faith after consultation with its outside legal counsel, of its applicable fiduciary duties; provided that, if the Board of Directors determines that full compliance with the terms of this Section 6.6(h) may be limited by applicable fiduciary duties, the Board nevertheless shall be required to disclose promptly to Parent (i) the identity of the third party making the applicable Competing Proposal or inquiry and (ii) the material economic terms thereof (including any material changes thereto when made).

(i) Notwithstanding clause (iii) of Section 6.6(a), the Board of Directors shall be permitted to release or permit the release of a third party from the provisions of a standstill or similar agreement in the course of exercising rights pursuant to Section 6.6(b) or Section 6.6(d) hereof; provided that the Company shall not, in any circumstance, release, or permit the release from, or waive or permit the waiver of any provision of any standstill or similar agreement the effect of which release or waiver would permit such Person to effect a transaction without the approval of the Board of Directors. The Company hereby acknowledges and agrees that the obligations set forth in Section 5 of the Confidentiality Agreement have terminated as of the date hereof.

Section 6.7 Further Action.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, each of the Company, Parent and Merger Sub shall make any required submissions under the HSR Act which the Company or Parent determines should be made, in each case, with respect to the Merger and the transactions contemplated hereby and to make other required filings pursuant to other Antitrust Laws with respect to the transactions contemplated hereby, in all cases, as promptly as reasonably practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or other Antitrust Laws with respect to which a filing has been made and use its commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable consistent with this Section 6.7 to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and the Company, Parent and Merger Sub shall cooperate with one another (x) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state, local or foreign Law or whether any consents, approvals, waivers or notifications are required to be or should be obtained from other parties to contracts or instruments material to the Business of the Company or its Subsidiaries in connection with the consummation of the transactions contemplated hereby and (y) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely the consents, permits, authorizations, approvals or waivers set forth on Schedule 7.2 (the “Material Consents”) (which consents, approvals and waivers the parties agree shall be sought in connection with the Merger) and any other consents, approvals and waivers that Parent requests that the Company obtain. Other than in connection with the Material Consents, the Company shall consult with Parent prior to seeking or making any consent, approval, waiver or notification determined to be required or advisable under any Material Contract in connection with the consummation of the transactions contemplated hereby and, other than with respect to the Material Consents, the Company shall seek only such consents, approvals, waivers or notifications as shall be requested by Parent.

(b) If any action, suit, proceeding or investigation relating hereto or to the transactions contemplated hereby is commenced, whether before or after the date hereof, each party hereto agrees to cooperate and use its commercially reasonable efforts to defend vigorously against it and respond thereto. The Company shall not settle or make any offer to settle any action, suit, proceeding or investigation commenced against the Company or any of its directors without the prior written consent of Parent.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any Material Consent, neither the Company nor any of the Company’s Subsidiaries shall pay, or shall commit to pay, to the Person from which such Material Consent is being solicited any amount of cash or other consideration, make any commitment or incur any liability or other obligation to such Person, in excess of $50,000 in the aggregate (with respect to all such payments and the value of such commitments or liabilities). With respect to any consent, approval or waiver other than a Material Consent, the Company and its Subsidiaries shall make or commit to make any such payment (or make any such commitment or incur any such liability or other obligation) requested by Parent (without regard to the $50,000 cap referenced in the immediately preceding sentence and any such payments, commitments or incurrences with respect to consents, approvals and waivers directed to be obtained by Parent shall not be taken into account in determining whether such cap has been exceeded); provided, however, that any such requested payment (or the making of such commitment or the incurrence of such liability of other obligation) may be conditioned on, or made or incurred substantially concurrently, with the closing of the transactions contemplated by this Agreement. Neither Parent nor Merger shall be required to pay or to commit to pay any payment, make any commitment or incur any liability of other obligation in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to the Merger.

(d) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall obligate Parent, Merger Sub or any of their respective Affiliates to agree (i) to limit or not to exercise any rights of ownership of any securities, or to divest, dispose of or hold separate any securities or portion of their respective businesses, assets or properties or portion of the business, assets or properties of the Surviving Corporation and its Subsidiaries taken as a whole or (ii) to limit the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own such properties or assets of the Surviving Corporation and its Subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of the Surviving Corporation and its Subsidiaries.

(e) The Company shall (and shall use commercially reasonable efforts to cause its applicable liquor licensing attorneys to) fully cooperate with Parent and its representatives, upon Parent’s request, in seeking to obtain a resolution of the matter set forth on Section 6.7 of the Company Disclosure Schedule (the “Designated Matter”) on terms reasonably requested by Parent, including but not limited to (i) participating in discussions with (including advocating for Parent’s requested terms before) applicable liquor licensing authorities (“Liquor Authorities”) upon Parent’s reasonable request, (ii) furnishing all relevant information to Parent and/or applicable Governmental Authorities as reasonably requested by Parent and (iii) agreeing to make changes in the operations of the restaurant specified on Schedule 6.7(e) (the “Designated Restaurant”) as requested by Parent, provided that the effectiveness of any such operational changes are contingent on the occurrence of the Closing. The Company further consents to Parent and its representatives directly contacting and communicating with applicable Liquor Authorities with respect to the Designated Matter; provided that (i) Parent provides the Company with a reasonable opportunity to be present at all such meetings (or participate in any conference calls or other communications); (ii) Parent keeps the Company (through its applicable representatives) updated on a reasonably current basis with respect to any material developments with Liquor Authorities regarding such matter; and (iii) Parent shall not make any offer, or enter into any commitments or agreements, with respect to the Designated Matter without the consent of the Company, unless the terms of such offer, commitment or agreement are contingent on the occurrence of the Closing. If Parent so requests, the Company agrees to sell the assets of the Designated Restaurant to Parent (or any Subsidiary of Parent as specified by Parent) in a separate sale transaction on terms reasonably requested by Parent; provided that (i) the closing of such sale transaction shall be contingent on, and occur concurrently with, the occurrence of the Closing under this Agreement, (ii) the purchase price shall be determined by Parent and (iii) the terms set forth in this Agreement shall not be modified or amended in any respect (other than with respect to the grant of any applicable waivers necessary to effectuate such requested transaction).

Section 6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) For a period of at least six (6) years following the Closing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause the certificate of incorporation and bylaws (or other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation (including provisions relating to expense advancement) that are at least as favorable as the indemnification and exculpation provisions (including provisions relating to expense advancement) contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and such provisions shall not be amended, repealed or otherwise modified in any respect during such period, except as required by applicable Law.

(b) In addition to and not in limitation of the provisions of Section 6.8(a), for a period of at least six (6) years following the Closing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, to the greatest extent permitted by Law, including any amendment to the DGCL or applicable Law after the date of this Agreement (but only to the extent authorized or permitted by the certificate of incorporation and bylaws of the Company or the Surviving Corporation or any indemnification agreement or arrangement with any such indemnified person) indemnify and hold harmless (and advance funds for the fees and expenses of) (i) the present and former officers and directors of the Company against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative regulatory or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Closing, including, without limitation, the approval of this Agreement and the transactions contemplated hereby or arising out of or pertaining to the transactions contemplated by this Agreement and (ii) such persons as are covered under the Company’s directors’ and officers’ insurance policy in effect on the date hereof against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director, member of a board of managers, or in a functionally equivalent role or other fiduciary capacity, in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c) Prior to the Closing, the Company shall be permitted to purchase, and, following the Closing, Parent shall cause the Surviving Corporation to maintain, a fully pre-paid six-year tail policy (the “Tail Policy”) to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”) which tail policy shall cover a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Closing, and which tail policy shall contain the same coverage amount as, and terms and conditions that are equivalent to the coverage currently provided by, the Current Policy; provided that (i) the aggregate premium of such tail policy shall be the lowest commercially available, but shall not exceed $250,000 without the prior consent of Parent and (ii) the Company shall advise Parent prior to such purchase or entering into any commitment therefor. Except as permitted pursuant to this Section 6.8(c), the Company nor any Subsidiary thereof shall purchase any directors and officers liability insurance, including any Tail Policy, on or after the date of this Agreement, except in connection with the any expiration of the Company’s current directors and officers liability insurance policy; provided that any such policy purchased in connection with the expiration of the Company’s current policy shall contain substantially the same level and scope of coverage as the expiring policy and shall cost substantially the same premium or less.

(d) This Section 6.8 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on Parent, the Surviving Corporation and their respective successors and assigns. If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person (including by dissolution), then, and in each such case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume and honor the obligations set forth in this Section 6.8. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under any such policies.

Section 6.9 Financing.

(a) Prior to the Closing, each of Parent and Merger Sub shall use its commercially reasonable efforts to obtain the Debt Financing necessary for them to consummate the Merger on terms and conditions satisfactory to Parent and Merger Sub in their sole discretion, including to negotiate and enter into definitive agreements with respect to the Debt Financing on such terms and conditions. Without limiting the foregoing obligation, it is understood and agreed that Parent and Merger Sub shall be entitled to obtain, in their sole discretion, financing (including debt and/or equity financing) in substitution of the financing contemplated by the Debt Commitment Letters on terms and conditions satisfactory to Parent and Merger Sub in their sole discretion (including but not limited to add or replace lenders, arrangers, syndication agents or similar entities). Parent shall keep the Company informed on a reasonable basis, upon the Company’s request, regarding the status of the Debt Financing and related negotiations.

(b) From the date of this Agreement until the Closing, the Company shall provide reasonable cooperation to Parent and its Affiliates in connection with the arrangement of the Debt Financing, including (i) permitting direct contact, upon Parent’s request, between prospective lenders and appropriate officers and employees of the Company, (ii) preparing and providing all financial information reasonably requested by prospective lenders, (iii) seeking, and making arrangements reasonably satisfactory to Parent and the lenders with respect to, lien releases, applicable consents, landlord estoppel certificates, pay off letters and similar customary items and (iv) using its commercially reasonable efforts to cause appropriate officers and employees (A) to be available, on a customary basis and upon reasonable prior notice, to meet with prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, (B) to assist with the preparation of disclosure documents in connection therewith and (C) to execute and deliver agreements, instruments and certificates of officers of the Company to the extent reasonably necessary to facilitate the Debt Financing (but not the execution of loan agreements, security agreements or other principal financing documents), and to use commercially reasonable efforts to cause the Company’s legal counsel and accountants to render legal opinions and comfort letters to the extent reasonably necessary in connection with the Debt Financing and not otherwise reasonably available from the legal counsel and/or accountants of Parent (or are not reasonably acceptable to Parent’s lenders); provided that none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Debt Financing prior to the Closing (other than any such fee or other obligation contingent on the Closing); and provided further that, notwithstanding the foregoing, no member of the Board of Directors shall be required to execute or approve any documents in connection with the Debt Financing, including any registration statement to be filed with the SEC. Parent shall promptly, upon request of the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any of the Subsidiaries of the Company in connection with its cooperation with arranging the Debt Financing.

Section 6.10 Public Announcements. Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and make reasonable comment upon, any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law, will not issue any such press release or make any such public statement prior to such consultation; provided, however, that Parent or the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made after such consultation and do not reveal non-public information regarding the other parties.

Section 6.11 Notification.

(a) During the period commencing on the date hereof and ending on the earlier to occur of the Closing Date and the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company shall promptly notify Parent in writing of any event, condition, fact or circumstance that would make the satisfaction of any of the conditions set forth in Section 7.1 or Section 7.2 on the Closing Date impossible or reasonably unlikely. Each such notification shall state that it is being delivered in accordance with this Section 6.11(a). No such notification shall be given any effect for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any of the conditions set forth in Section 7.1 or Section 7.2 has been satisfied. Delivery of notification pursuant to this Section 6.11(a) shall not limit or otherwise affect the remedies available to Parent or Merger Sub hereunder.

(b) During the period commencing on the date hereof and ending on the earlier to occur of the Closing Date and the termination of this Agreement pursuant to and in accordance with Section 8.1, Parent shall promptly notify the Company in writing of any event, condition, fact or circumstance that would make the satisfaction of any of the conditions set forth in Section 7.1 or Section 7.3 on the Closing Date impossible or reasonably unlikely. Each such notification shall state that it is being delivered in accordance with this Section 6.11(b). No such notification shall be given any effect for purposes of (i) determining the accuracy of any of the representations and warranties made by Parent and Merger Sub in this Agreement, or (ii) determining whether any of the conditions set forth in Section 7.1 or Section 7.3 has been satisfied. Delivery of notification pursuant to this Section 6.11(b) shall not limit or otherwise affect the remedies available to the Company hereunder.

Section 6.12 Employment and Benefits Matters.

(a) Parent shall, and shall cause the Surviving Corporation to give those individuals who are employed (i) on a salaried, full time basis by the Company or its Subsidiaries or (ii) on an hourly basis by the Company and not a Subsidiary (and located full time in the Littleton, Colorado headquarters office of the Company) immediately prior to the Closing (each such employee, an “Affected Employee”) full credit for purposes of eligibility, vesting, benefit accrual (excluding benefit accrual under any defined benefit pension plans) and determination of the level of benefits under any employee benefit plans or arrangements that such employees may be eligible to participate in after the Closing Date for such Affected Employee’s service with the Company or any Subsidiary of the Company to the same extent recognized by the Company or any Subsidiary of the Company immediately prior to the Closing Date; provided that the foregoing shall not result in the duplication of benefits for the same period of service.

(b) Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Closing Date, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid in the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans in which employees are eligible to participate after the Closing Date.

(c) For a period of six (6) months following the Closing Date, the compensation (including base compensation, incentive compensation opportunities, but excluding, for the avoidance of doubt, any retention or severance payments) provided to Affected Employees (other than any Affected Employee subject to any employment agreement, “bonus buy in” agreement or similar such agreement) who continue to be employed by the Company , the Surviving Corporation or any Subsidiary of the Surviving Corporation pursuant to employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any

Subsidiary of the Surviving Corporation shall be no less favorable than that provided to such employees immediately prior to the Closing Date. Following the Closing Date, the benefits provided to Affected Employees pursuant to employee welfare benefit plans (as defined in Section 3(1) of ERISA) shall be, in the aggregate, no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries (excluding the Surviving Corporation and its Subsidiaries) following the Closing Date. Following the Closing Date, hourly employees of the Company other than Affected Employees shall be entitled to receive health benefits under the TransAmerica American Worker Plan currently provided by the Company or any substitute or comparable plan offered to hourly employees of Parent.

(d) Following the Closing Date, Parent shall honor any written severance agreements with individuals in place as of the date of this Agreement and disclosed to Parent pursuant to Section 4.10 of the Company Schedule Disclosure.

(e) Parent and the Company agree that, in order to most effectively compensate and retain certain directors and officers of the Company in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of the Company not be subject to a risk of liability under Section 16(b) of the Exchange Act, and for that compensatory and retentive purpose agree to the provisions of this Section 6.12(e). The Board of Directors, or a committee of “Non-Employee Directors” (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition by the directors and officers of Company Common Stock, Options, and Restricted Stock, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

Section 6.13 Employee Stock Purchase Plan. The Company shall cause the Administrator (as defined in the Unique Casual Restaurants, Inc. 1997 Stock Purchase Plan (the “ESPP”)) to promptly take all action necessary in accordance with the ESPP to accelerate the Exercise Date (as defined in the ESPP) with respect to all outstanding Options granted pursuant to the ESPP such that all such Options will be exercisable immediately prior to the Effective Time. The Company shall take all actions necessary pursuant to the terms of the ESPP in order to (i) ensure that no offering periods under the ESPP commence after the date hereof, (ii) permit participants in the ESPP to exercise, effective as of immediately prior to the Effective Time, any purchase rights existing immediately prior to the Effective Time under the ESPP to acquire shares of Company Common Stock at the purchase price pursuant to the ESPP and (iii) refund to participants in the ESPP the funds that remain in the participants’ accounts after such purchase. At the Effective Time the Company shall terminate the ESPP.

Section 6.14 Takeover Statutes. The parties shall use their respective commercially reasonable efforts (i) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (ii) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law on the Merger and the other transactions contemplated by this Agreement.

Section 6.15 Obligations of Parent and Merger Sub. Parent shall, and shall cause Merger Sub to, take all action necessary to perform their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Mutual Conditions to Closing. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) This Agreement shall have been adopted by the stockholders of the Company by the Requisite Stockholder Vote in accordance with applicable Law;

(b) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and

(c) No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction (or any statute, rule or regulation) shall be in effect which prohibits, restrains or renders illegal the consummation of the Merger.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be further subject to the satisfaction or waiver in writing by Parent at or prior to the Closing of each of the following conditions:

(a) Except as set forth in the next sentence, the representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect other than for purposes of Section 4.9 (first sentence)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except for changes contemplated by this Agreement (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date), provided that this condition shall be deemed to be satisfied unless all such failures of the representations and warranties to be true and correct, in the aggregate, constitute a Material Adverse Effect. The representations and warranties of the Company set forth in Section 4.1 (Existence, Power), Section 4.2 (Authority, Enforceability), Section 4.5(a) (Capitalization) (other than immaterial inaccuracies or deviations not to exceed 5,000 shares of Company Common Stock in the aggregate), clause (ii) of the first sentence of Section 4.9 (Absence of Changes) and Section 4.20 (Brokers) shall be true and correct in all respects as of the Closing Date, as though such representations were made on and as of such date (except for any of such representations and warranties which is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date).

(b) The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing;

(c) Parent shall have received a certificate of an executive officer of the Company certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(d) All consents, approvals and authorizations of third parties set forth on Section 7.2 of the Company Disclosure Schedule shall have been obtained;

(e) Since the date of this Agreement, there shall not have been any Material Adverse Effect; and

(f) Concurrently with the Closing and upon concurrent receipt of sufficient funds from Parent or Parents’ lenders, as and to the extent needed, the Company shall have redeemed all of the outstanding Convertible Notes for the aggregate principal amount thereof, plus accrued and unpaid interest thereon.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be further subject to the satisfaction or waiver in writing by the Company at or prior to the Closing of each of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date) except where the failure of such representations and warranties to be so true and correct would not prevent Parent and Merger Sub from consummating the transactions contemplated by this Agreement);

(b) Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them under this Agreement at or prior to the Closing; and

(c) The Company shall have received a certificate of an executive officer of Parent and Merger Sub certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3 as a basis for terminating this Agreement and abandoning the transactions contemplated hereby, if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned prior to the Closing (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree or ruling shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree or ruling (it being understood that the foregoing shall not impose any additional obligations on the parties (other than as set forth in Section 6.7(b) of the Agreement) to have such order, decree or ruling removed, and a party shall be free to terminate under this Section 8.1(b) if commercially reasonable efforts are made consistent with such party’s obligations under Section 6.7(b));

(c) by either the Company or Parent, if the Merger shall not have been consummated on or before November 15, 2007 (the “Outside Date”); provided, however, that if the failure of the Merger to be consummated by the Outside Date is the result of any action taken by a party hereto, or the failure of a party hereto to take any action, and such action or failure to take action was a breach of such party’s obligations under this Agreement, then such party shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c);

(d) by either the Company or Parent, if the Requisite Stockholder Vote shall not have been obtained at the Stockholder Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement and approval of the Merger was taken;

(e) by the Company:

(i) if a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied, and such breach is incapable of being cured by the Outside Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.2(a) or Section 7.2(b) not to be satisfied; or

(ii) in accordance with, and subject to the terms and conditions of, Section 6.6 with respect to the termination of this Agreement in order to enter into a letter of intent, agreement in principle or definitive agreement relating to a Superior Proposal with a third party; provided that (A) the Company shall have complied in all material respects with the provisions of Section 6.6, (B) the Company shall have given Parent not less than three (3) Business Days prior notice of its intention to terminate this Agreement pursuant to this Section 8.1(e)(ii), it being understood and agreed that any amendment to the financial or other material terms of such Superior Proposal at issue prior to such termination shall require a new three (3) Business Day period to afford Parent the opportunity to negotiate with the Company as contemplated below, (C) the Company and its Board of Directors shall have cooperated in good faith with Parent to make such adjustments in the terms and conditions of this Agreement with a view towards causing such terms to be at least as favorable to the stockholders of the Company as such Superior Proposal at issue and (D) Parent shall not have, within three (3) Business Days of Parent’s receipt of the notice described in clause (B) above, made an offer that the Board of Directors determines in good faith (after consultation with its outside counsel and North Point Advisors, or another financial advisor of nationally recognized reputation) to be at least a favorable to the stockholders of the Company as the terms of such Superior Proposal at issue.

(f) by Parent: (i) if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and such breach is incapable of being cured by the Outside Date; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) not to be satisfied; or (ii) if the Board of Directors (or any committee thereof) shall have (A) withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation; (B) approved or recommended any Competing Proposal or determined that a Competing Proposal constitutes a Superior Proposal, (C) failed to recommend against a publicly announced Competing Proposal or any Competing Proposal communicated to the Company which is the subject of public rumor or speculation, in either case, within five (5) Business Days of being requested to do so by Parent, or (D) resolved or otherwise determined to take, or announced an intention to take, any of the foregoing actions.

Section 8.2 Effect of Termination. If this Agreement is terminated pursuant to and in accordance with Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of any party hereto or their respective Subsidiaries or Affiliates, except Section 6.5(b), Section 6.10, this Section 8.2, Section 8.3 and ARTICLE IX, will survive such termination; provided, however, that nothing herein shall relieve the Company, Parent or Merger Sub from liabilities for damages incurred or suffered by Parent, Merger Sub or the Company, as the case may be, as a result of any fraud or willful breach of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement.

Section 8.3 Fees and Expenses.

(a) Except as provided in this Section 8.3, if this Agreement is terminated pursuant to and in accordance with Section 8.1, all fees and expenses incurred in connection with the Merger and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses; provided, however, that (i) any filing fees required in connection with the filing of premerger notifications under the HSR Act and (ii) all filing, printing, mailing and related expenses incurred in connection with filing, printing and mailing the Proxy Statement shall be shared equally by Parent and the Company.

(b) If this Agreement is terminated by the Company pursuant to Section 8.1(e)(ii) in order to enter into a letter of intent, agreement in principle or definitive agreement relating to a Superior Proposal, then the Company shall pay to Parent (i) an amount in cash equal to $2,250,000 plus (ii) the reasonable and documented out of pocket expenses incurred by Parent, Merger Sub and their Affiliates (which include but shall not be limited to fees and expenses of financial advisors, legal counsel, financing sources and accountants) in connection with this Agreement and the transactions contemplated hereby, including fees and expenses incurred in connection with the financing thereof, up to a maximum of $750,000 (the “Buyer Transaction Expenses”), concurrently with such termination.

(c) If (i) this Agreement is terminated by Parent pursuant to Section 8.1(f)(ii) or, following a material breach of Section 6.6, pursuant to Section 8.1(f)(i) and (ii) at the time of termination of this Agreement, Parent and Merger Sub are not in breach of their representations, warranties and covenants herein which breach would result in, if occurring and continuing on the Closing Date, the failure of any condition set forth in Section 7.3, then the Company shall pay to Parent (i) an amount in cash equal to $2,250,000 plus (ii) the Buyer Transaction Expenses, as promptly as practicable and in any event no later than two (2) Business Days following termination of this Agreement.

(d) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) (but only if at such time Parent would not be prohibited from terminating this Agreement by application of the proviso therein) or Section 8.1(d) or by Parent pursuant to Section 8.1(f)(i) (other than following a material breach of Section 6.6) and in each case a Competing Proposal shall have been publicly disclosed and shall not have been irrevocably withdrawn prior to the Company Stockholders’ Meeting (or in the case of a termination pursuant to Section 8.1(c), been publicly disclosed or otherwise communicated to the Company’s Board of Directors (or a committee thereof)); provided, that for purposes of this Section 8.3(d), a Competing Proposal shall not be deemed to be irrevocably withdrawn, if, prior to the six month anniversary of the termination of this Agreement, the offeror or its affiliates shall have disclosed publicly or to the Company the intent of resubmitting or resubmits such proposal or any amended or substitute Competing Proposal and (ii) at the time of termination of this Agreement, Parent and Merger Sub are not in breach of their representations, warranties and covenants herein which breach would result in, if occurring and continuing on the Closing Date, the failure of any condition set forth in Section 7.3, then the Company shall pay to Parent the Buyer Transaction Expenses, as promptly as practicable and in any event no later than two (2) Business Days following such termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(f)(i); provided that, if within twelve (12) months after any such termination (and provided that the conditions described in clauses (i) and (ii) above giving rise to the payment of the Buyer Transaction Expenses were satisfied), the Company consummates, or enters into a letter of intent, agreement in principle or definitive agreement and thereafter consummates, a transaction with respect to any Competing Proposal, then the Company shall also pay to Parent an amount in cash equal to $2,250,000, promptly following and in any event no later than two

(2) Business Days following the consummation of such transaction; provided that for purposes of this Section 8.3(d), references to “a material portion” and “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”.

(e) Any amount that becomes payable pursuant to Section 8.3(b), Section 8.3(c) or Section 8.3(d) shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. Except as otherwise provided in Section 8.2 or in Section 8.3(d) (with respect to the fee referred to in the proviso thereof, which shall be in addition to any amount in respect of Buyer Transaction Expenses previously paid to Parent), any payments pursuant to Section 8.3(b), Section 8.3(c) or Section 8.3(d) shall be the exclusive monetary remedy of Parent and Merger Sub resulting from the termination of this Agreement by the Company.

Section 8.4 Procedure for Termination. A termination of this Agreement pursuant to Section 8.1 shall, in order to be effective, require, in the case of Parent, action by its board of directors or, to the extent permitted by Law, the duly authorized designee of its board of directors, and, in the case of the Company, to the extent permitted by Law, action by its Board of Directors. Termination of this Agreement by the Company shall not require the approval of the stockholders of the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part at or after the Closing and then only to such extent and (b) this ARTICLE IX.

Section 9.2 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.2 prior to 5:00 p.m. (New York time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

(a) If to the Company, to:

Champps Entertainment, Inc.

10375 Park Meadows Drive

Suite 560

Littleton, Colorado 80124

Facsimile: (800) 880-5063

Attention: Donna L. Depoian

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware 19801

Facsimile: (302) 651-3001

Attention: Richard L. Easton

if to Parent or Merger Sub, to:

F & H Acquisition Corp.

200 Crescent Court, Suite 1400

Dallas, Texas 75201

Facsimile: (214) 661-7475

Attention: Steven Johnson

                 Clinton Coleman

with a copy to:

Newcastle Partners, L.P.

200 Crescent Court, Suite 1400

Dallas, Texas 75201

Facsimile: (214) 661-7475

Attention: Evan Stone, Esq.

with a copy to:

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

Facsimile: 214.651.5940

Attention: Greg R. Samuel, Esq.

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 9.4 Entire Agreement. This Agreement, the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 9.5 Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties (which consent may be granted or withheld in the sole discretion of such other party), except that Parent and/or Merger Sub may assign its rights and obligations under this Agreement to another Affiliate of Parent; provided that no such assignment shall relieve Parent of its obligations or liability under this Agreement. Any attempted assignment in violation of this Section 9.5 shall be void.

Section 9.6 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken by or on behalf of each of the boards of directors of Parent and the Company (in the case of the Company, acting through the Special Committee if such committee still exists); provided, however, that after approval of the transactions contemplated by this Agreement by the stockholders of the Company, no amendment may be made which by applicable Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.7 Waiver. At any time prior to the Closing, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein; provided that for so long as the Special Committee exists, the Company may not take any such action unless previously authorized by the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.8 Parties in Interest. This Agreement shall be binding upon and, except as set forth in Section 6.8 and this Section 9.8, shall inure solely to the benefit of each party hereto and their respective successors and permitted assigns. Nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (a)the provisions of Section 6.8 (which are intended to benefit and may be enforced by the Persons named therein); (c)the rights of the holders of the Company Common Stock or the right of the Company on such holder’s behalf, to pursue claims for damages and other relief, including equitable relief, for Parent’s or

Merger Sub’s intentional breach or fraud (provided that any such claims shall only be enforceable on behalf of the holders of Company Common Stock by the Company in its sole and absolute discretion), and (d) after the Effective Time of the Merger, the rights of holders of Company Common Stock to receive their respective portions of the Total Common Stock Cash Payment Amount and the rights of holders of Options to receive their respective portions of the Total Option Cash Payment Amount (which are intended to benefit and may be enforced by such holders), which rights are hereby acknowledged and agreed by Parent and Merger Sub.

Section 9.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

Section 9.10 Remedies. The parties to this Agreement agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties will be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages, or securing or posting of any bond in connection therewith, as a remedy, in addition to any other remedy at law or in equity.

Section 9.11 Jurisdiction.

(a) In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (i) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court); (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware (and, if applicable, such Federal court); and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court). Each of the parties hereto agrees that a final judgment in any such action or proceeding and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS AND DELIVERIES IN CONNECTION HEREWITH, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

F&H ACQUISITION CORP.

By:	/s/ Steve Johnson
Name:	Steve Johnson
Title:	Chief Executive Officer

LAST CALL ACQUISITION CORP.

By:	/s/ Steve Johnson
Name:	Steve Johnson
Title:	Chief Executive Officer

CHAMPPS ENTERTAINMENT, INC.

By:	/s/ Michael P. O’Donnell
Name:	Michael P. O’Donnell
Title:	Chairman and Chief Executive Officer